NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

To be attached to and form part of Investment Company Blanket Bond No 6214189.

in favor of **Bruce Fund, Inc.**

1. In consideration of the premium of $84.00, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:

Item 3. Limit of Liability –
Subject to Section 9, 10, and 12 hereof:

		Limit of Liability	Deductible Amount
Insuring Agreement A	- FIDELITY	**$900,000**	**$0**
Insuring Agreement B	- AUDIT EXPENSE	**$25,000**	**$5,000**
Insuring Agreement C	- ON PREMISES	**$900,000**	**$5,000**
Insuring Agreement D	- IN TRANSIT	**$900,000**	**$5,000**
Insuring Agreement E	- FORGERY OR ALTERATION	**$900,000**	**$5,000**
Insuring Agreement F	- SECURITIES	**$900,000**	**$5,000**
Insuring Agreement G	- COUNTERFEIT CURRENCY	**$900,000**	**$5,000**
Insuring Agreement H	- STOP PAYMENT	**$25,000**	**$5,000**
Insuring Agreement I	- UNCOLLECTIBLE ITEMS OF DEPOSIT	**$25,000**	**$5,000**

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J	- COMPUTER SYSTEMS	**$900,000**	**$5,000**
Insuring Agreement K	- UNAUTHORIZED SIGNATURES	**$25,000**	**$5,000**
Insuring Agreement L	- AUTOMATED PHONE SYSTEMS	**Not Covered**	**Not Covered**
Insuring Agreement M	- TELEFACSIMILE	**Not Covered**	**Not Covered**

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3. This rider shall become effective as of 12:01 a.m. on 7/16/2014 standard time as specified in the attached bond.

By:

_____
Authorized Representative

103019 (10/09)